THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

82-3708

27th April, 2005

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549


05008388

SUPPL

Dear Sirs,

Sub.:- 1. Audited Financial Results and Statement of Appropriations of the Company for the year ended on 31st March, 2005.
2. Recommendation of Dividend on Equity Shares.
3. Approval of issue of GDR / Equity related instrument

Pursuant to Clauses 41 and 20 of the Listing Agreement, we send herewith Audited Financial Results and Statement of Appropriations of the Company for the year ended on 31st March, 2005 approved by the Board of Directors of the Company at their meeting held on 27th April, 2005.

Pursuant to the provisions of the Listing Agreement we further inform you that the Board of Directors, at its above meeting, have taken the following decisions:

- Recommendation of dividend @ 10% on Equity Shares of the Company payable subject to the approval of members at the Annual General Meeting.

- Approval for raising of funds up to 14 million shares amounting to approximately US $ 30-40 Million by way of Global Depository Receipts or any other equity related instrument pursuant to International Offerings in one or more foreign markets, subject to approval of members and other authorities.

We are also enclosing herewith Press Release issued by the Company.

You are requested to bring this to the notice of all concerned.

Thanking you,

Yours faithfully,



Prakash Makwana
Authorised Signatory

Encl. a. a.

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2005

[Rs.in Crores]

Sr. No	Particulars	9 Months Ended 31/12/2004 (Unaudited)	3 Months Ended on		Year Ended on 31/03/2005 (Audited)	Year Ended on 31/03/2004 (Audited)
			31/03/2005	31/03/2004		
		(1)	(2)	(3)	(4)	(5)
1	Net Sales/Income from Operations	1233.86	445.00	349.33	1678.86	1435.28
2	Other Income	2.60	5.02	2.34	7.62	12.59
3	Total Expenditure :					
	(a) (Increase)/Decrease in Stock in Trade	1.11	(13.87)	(21.89)	(12.76)	(29.78)
	(b) Consumption of Raw Materials and Finish Goods Purchased	455.60	164.27	131.30	619.87	523.46
	(c) Staff Cost	89.43	33.66	29.48	123.09	110.50
	(d) Power & Fuel	145.03	33.82	41.63	178.85	157.53
	(e) Stores Consumption	104.14	41.30	28.39	145.44	117.84
	(f) Other Expenses	161.72	73.99	52.56	235.71	203.42
		957.03	**333.17**	**261.47**	**1290.20**	**1082.97**
4	Interest & Finance Cost	86.24	31.67	22.40	117.91	113.29
5	Depreciation	110.89	38.18	38.09	149.07	150.31
6	Profit before Tax (1+2-3-4-5)	**82.30**	**47.00**	**29.71**	**129.30**	**101.30**
7	Provision for Taxation : Current Tax	6.45	(4.50)	Nil	1.95	Nil
	: Deferred Tax	1.50	(1.50)	4.55	Nil	4.55
8	Net Profit (6-7)	**74.35**	**53.00**	**25.16**	**127.35**	**96.75**
9	Paid-up Equity Share Capital (Face Value Rs.10/- per share)	195.37	195.37	195.37	195.37	195.37
10	Reserves excluding revaluation reserves as per Balance Sheet				1019.75	916.46
11	Basic & Diluted Earning Per Share (Rs.)-(Not Annualised)	3.75	2.48	4.84	6.28	4.84
12	Aggregate of non-promoter Shareholding					
	- No. of Shares	121320344	123070344	120978258	123070344	120978258
	- Percentage of Shareholding	62.10%	62.99%	61.92%	62.99%	61.92%

Notes:

1. The above results were reviewed by the Audit Committee and taken on records by the Board of Directors at their meeting held on 27th April,2005
2. The Board of Directors has recommended dividend @ Rs.1/- per share.
3. During the year,the Company has purchased the entire business of two of its subsidiaries at Mauritius on a going on concern basis at a aggregate price of Rs.62.12 crores.The difference between the purchase consideration & net asset value has been taken to Goodwill/Capital Reserve. Accordingly,Rs.9.35 crores has been shown as Goodwill in case of Arvind Overseas (Mauritius) Limited & Rs.2.84 crores as Capital Reserve in case of Arvind Spinning Limited.
4. In compliance with the accounting policy on valuation of long term investments,the Company has reversed an amount of Rs.8 crores written off in the past & an amount of Rs.21 crores has been written off on account of permanent decline in the value of its investments in two of its subsidiaries.
5. At the beginning of the quarter, no complaints from investors were pending. During the quarter 25 Complaints were received and all were disposed off. No complaint was lying unresolved at the end of the quarter.
6. Figures of the previous year have been regrouped wherever necessary.

For The Arvind Mills Limited



Arvind N. Lalbhai
Chairman

Mumbai
27th April, 2005

Arvind

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

SEGMENTWISE REVENUE RESULTS AND CAPITAL EMPLOYED

Rs in Crores

Sr. No	Particulars	9 Months Ended 31/12/2004 (Unaudited)	3 Months Ended on 31/03/2005	3 Months Ended on 31/03/2004	Year Ended on 31/03/2005 (Audited)	Year Ended on 31/03/2004 (Audited)
		(1)	(2)	(3)	(4)	(5)
1	**Segment Revenue (Net Sales / Income from Operations)**					
	(a) Textiles	1227.14	441.97	322.17	1669.11	1399.28
	(b) Others	6.72	3.03	2.73	9.75	11.74
	Total	1233.86	445.00	324.90	1678.86	1411.02
	Add : Other Unallocable Income	0.00	0.00	24.43	0.00	24.26
	Less : Inter Segment Sales	0.00	0.00	0.00	0.00	0.00
	Net Sales / Income from Operations	**1233.86**	**445.00**	**349.33**	**1678.86**	**1435.28**
2	**Segment Results (Profit and (Loss) before Interest & Tax)**					
	(a) Textiles	201.27	97.03	40.52	298.30	256.21
	(b) Others	(1.09)	(0.69)	(0.62)	(1.78)	(0.95)
	Total	**200.18**	**96.34**	**39.90**	**296.52**	**255.26**
	Less :					
	(a) Interest and Finance Charges (Net)	86.23	31.68	22.40	117.91	113.29
	(b) Other Unallocable expenditure (net off un-allocable income)	31.65	17.66	(12.21)	49.31	40.67
	Profit Before Tax	**82.30**	**47.00**	**29.71**	**129.30**	**101.30**
3	**Capital Employed (Segment Assets - Segment Liability)**					
	(a) Textiles	2005.82	2431.69	1987.18	2431.69	1987.18
	(b) Others	13.55	13.06	20.10	13.06	20.10
	(c) Unallocable	389.09	369.40	387.61	369.40	387.61
	Total Capital Employeed in Company	**2408.46**	**2814.15**	**2394.89**	**2814.15**	**2394.89**

For The Arvind Mills Limited



Arvind N. Lalbhai
Chairman

Mumbai
27th April, 2005

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP



Audited Consolidated Financial Results for the year ended 31st March, 2005

(Rs in Crores)

Sr. No.	Particulars	Year ended on 31/03/05 (Audited)	Year ended on 31/03/04 (Audited)
1	Net Sales / Income from Operations	1960.81	1570.96
2	Other Income	11.44	8.78
3	Total Expenditure		
	a) (Increase)/Decrease in stock- in -trade	(16.35)	(34.59)
	b) Consumption of raw material and Finished Goods Purchased	757.72	510.81
	c) Power & Fuel	215.55	195.67
	d) Stores Consumption	177.80	147.76
	e) Staff Cost	156.97	144.11
	f) Other expenditure	243.14	196.32
		1534.83	**1160.08**
4	Interest and Finance Cost (Net)	143.66	141.68
5	Gross Profit / Loss after Interest & Finance cost but before extra-ordinary items,depreciation and taxation(1+2-3-4)	293.76	277.98
6	Depreciation	181.49	186.12
7	Provision for Taxation : Current Tax	(2.05)	(0.30)
	: Deferred Tax	0.05	(4.55)
8	Net Profit / (Loss) after Tax (5-6-7)	110.27	87.01
9	Prior period adjustments (Net)	(0.05)	Nil
10	Minority Interests - (Loss)	(7.16)	(4.20)
11	Net Profit / (Loss) (8+9-10)	117.38	91.21
11	Paid-up Equity Share Capital (Face Value Rs.10/- per share)	195.37	195.37
12	Reserves excluding Revaluation Reserves	994.40	840.99
13	Basic & Diluted earning Per Share (Rs.)	5.35	4.19
	Aggregate of non promoter share holding		
	- Number of Shares	123070344	120978258
	-Percentage of Shareholding	62.99%	61.92%

Notes:

1. Figures of the previous year have been regrouped wherever necessary.
2. In consolidating the accounts, the results of three of its subsidiaries namely Life Style Fabrics Limited, Arvind Overseas (Mauritius) Limited & Arvind Spinning Limited have been excluded as all three subsidiaries have closed down their business operation & their accounts are not prepared as going on concern basis.

For The Arvind Mills Limited

Arvind N. Lalbhai
Chairman

Mumbai
27th April, 2005

Arvind



Arvind Mills' net profit up 109% at Rs 53 crores for fourth quarter ended March 2005; Declares dividend of 10% per share

- Revenues for the fourth quarter at Rs.445 Crores as against Rs.348 Crores in corresponding quarter previous financial year, a growth of 28%
- Profit after tax for the fourth quarter at Rs.53 Crores as against Rs.25 Crores in corresponding quarter previous financial year , a growth of 109%
- Revenues for the current financial year Rs.1679 Crores as against Rs.1435 Crores in the previous financial year, a growth of 17%.
- Profit after tax for the current financial year at Rs.127 Crores as against Rs.97 Crores in the previous financial year, a growth of 31%
- Dividend of Re.1 for every share, which amounts to 10% of Rs.10 face value of the share
- Arvind Mills to buy 53.4% holding of ICICI Venture Fund's Management Limited in Arvind Brands Limited for Rs.106 Crores making it 100% subsidiary
- The company proposes to raise capital by way of issuing GDR of upto 14 mn equity shares amounting to about USD 30-40 Million, constituting upto 7% of Company's equity base.

Mumbai , April 27, 2005 : Arvind Mills Limited , one the largest integrated textile players in the world has returned impressive figures for the financial year and fourth quarter ended 31st March 2005.

The sales during the quarter has risen by 28% at Rs.445 Crores and Profit after tax has risen by 109% over corresponding quarter previous financial year. The operating profit for the fourth quarter at Rs.112 Crores was up by 28% compared to Rs.87 Crores in corresponding quarter previous financial year.

The sales for the year is up by 17% at Rs.1679 Crores and Profit after tax at Rs.127 is higher by 31% over the previous financial year. The operating profit for the year at Rs.389 Crores is 10% higher than the previous year figure of Rs.353 Crores.

Considering the results the company has declared a dividend of 10% for the year ended 31st March 2004. The company had last declared dividend for the year ended 31st March 1998.

As a strategy to tap the fast growing market for branded apparel retailing, the company has decided to buy the 53.4% equity holding of ICICI Venture Fund's Management Limited in Arvind Brands Limited for Rs.106 Crores. Arvind Mills already holds 48.5% of the company. Arvind Brands Limited sells branded apparel through its own brands like Newport, Flying Machine and Ruf & Tuf and is also Indian licensee for international brands Arrow, Lee, Wrangler and Tommy Hilfiger directly and through its subsidiaries.

Naroda Road , Ahmedabad – 380 025
Phone : +91-79-22203030 Fax : +91-79-22200024



Commenting on this Mr. Sanjay Lalbhai, Managing Director of Arvind Mills Limited said "Acquisition of Arvind Brands would allow the parent company to leverage its expertise in fabric manufacturing and allow for a strong national brand in apparel to be built "

The company has also proposed to raise capital by way of issuing Global Depository Receipts (GDR) for upto 14 Million Shares amounting to USD 30-40 Million, constituting upto about 7% of the expanded equity base of the company.

In order to meet the growing demand for denim, the company had de-bottlenecked its capacity by 7 Million meters per annum and also relocated its operations in Mauritius to India. Currently the denim capacity of the company stands at 110 Million meters per annum. Further the company is going to expand the denim capacity by putting up a 10 Million meters per annum plant in its Santej industrial complex, augmenting the overall capacity to 120 million meters per annum.

With the legislation being amended for female workers to allow working in the night shift the company is proposing to start operating its garment operations in two shift instead of current single shift. Once implemented the garment capacity would become 20 million pieces per annum as against current capacity of 13 million pieces per annum without any further investment.

Commenting on the results, Mr. Jayesh Shah, Chief Financial Officer and Director said: "Our current quarter results reflect culmination of good demand which we are experiencing for some time now with the input cost returning to normal levels. In order to insulate earnings from any input cost variance the company has covered its cotton for the entire financial year of 2005-06, which extends itself into the next cotton buying season. The energy cost of the company has already been contained by shifting to gas from more expensive naphtha for its power plants. The demand position is likely to stable and with our augmented capacity and garment operations beginning to contribute significantly to the company the outlook for the company is positive."

For further information, please contact:

Mr. Jayesh Shah
Arvind Mills Ltd
Tel: 079- 22203030
Fax: 079- 22200024

Mr. K Srinivas Reddy
Adfactors PR Pvt. Ltd.
Tel: 022-22813565/9820100538
Fax. 022-22813569